

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Sid Toama
Chief Executive Officer
Troika Media Group, Inc.
25 West 39th Street, 6th Floor
New York, NY 10018

> **Re: Troika Media Group, Inc.**
> **Form 10-KT for the Transition Period Ended December 31, 2022**
> **File No. 001-40329**

Dear Sid Toama:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology